SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
May 7, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K contains a press release of Infineon Technologies AG dated May 5, 2009, announcing the launch of a cash tender offer by the Company for certain outstanding convertible and exchangeable notes, with the goal of reducing the Company’s outstanding debt. Such cash exchange offer is not being made to noteholders located in the United States, and the press release contained in this Form 6-K is being furnished for informational purposes only.

NOT FOR DISTRIBUTION INTO THE UNITED STATES OF AMERICA, THE REPUBLIC OF ITALY, CANADA, AUSTRALIA OR JAPAN. THIS NOTICE IS NOT A PROSPECTUS AND, TO THE EXTENT THAT IT MAY CONSTITUTE AN ADVERTISEMENT, DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO PURCHASE SECURITIES OF INFINEON TECHNOLOGIES AG.
INFINEON intends to reduce its debt by purchasing outstanding convertible and exchangeable notes
The management board of Infineon Technologies AG (the “Company”) has resolved to solicit offers from the holders of the outstanding convertible notes of INFINEON TECHNOLOGIES HOLDING B.V. and the outstanding exchangeable notes of INFINEON TECHNOLOGIES INVESTMENT B.V., each guaranteed by the Company, for the sale of such notes to the Company. The Company’s solicitation of offers for the sale of these notes aims at the reduction of its outstanding debt.
The Company intends to use up to EUR 150,000,000.00 for the purchase of these notes, with the maximum purchase price for the exchangeable notes and the convertible bonds being 75% of the nominal amount. The Company will determine the final purchase prices upon receipt of offers pursuant to a modified Dutch auction process, so that all offers submitted at or below the final purchase prices will be accepted up to the aggregate of EUR 150,000,000.00. Within the framework of the auction process, the Company may exercise its sole and absolute discretion in determining the purchase prices and the number of notes to be purchased.
Infineon Technologies AG
Investor Relations & Financial Communication
Am Campeon 9
D-85579 Neubiberg
Germany

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: May 7, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer